UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No.  1  )*
                                              ---

                          ARONEX PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    042666206
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                                 (CUSIP Number)


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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |X|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 5 pages)

                                  SCHEDULE 13G


CUSIP No. 042666206                                            Page 2 of 5 Pages
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    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                               Stuart T. Weisbrod

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                                  United States
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      NUMBER OF         5    SOLE VOTING POWER
        SHARES                      180,000
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         6    SHARED VOTING POWER
         EACH                       2,406,000
      REPORTING         --------------------------------------------------------
        PERSON          7    SOLE DISPOSITIVE POWER
         WITH                       180,000
                        --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER
                                    2,406,000
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    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,586,000

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    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

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    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                    9.97%

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    12      TYPE OF REPORTING PERSON*
                                    IN
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                               (Page 2 of 5 pages)

Item 1(a).     Name of Issuer:

               Aronex Pharmaceuticals, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               8707 Technology Forest Place
               The Woodlands, Texas 77381-1191

Item 2(a).     Name of Person Filing:

               This statement is filed by:

               Stuart T. Weisbrod ("Weisbrod") with respect to the shares of Common Stock, par value $.001 per share ("Common Stock") of the Company owned by Weisbrod and shares of Common Stock also beneficially owned by (a) Merlin BioMed Investment Advisors, LLC, a Delaware limited liability company ("Advisors"), of which Weisbrod is the sole manager, and (b) Merlin BioMed Group, LLC, a Delaware limited liability company ("Group"), of which Weisbrod is the sole manager.

Item 2(b).     Address of Principal Business Office, or, if None, Residence:

               The address of Weisbrod is 230 Park Avenue, Suite 928, New York, New York 10169.

Item 2(c).     Citizenship:

               Weisbrod is a United States citizen.

Item 2(d).     Title of Class of Securities:

               This statement relates to the Company's Common Stock, par value $.001 per share.

Item 2(e).     CUSIP Number:

               042666206

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person is a:

(a)[ ]         Broker or dealer registered under Section 15 of the Act,
(b)[ ]         Bank as defined in Section 3(a)(6) of the Act,
(c)[ ]         Insurance Company as defined in Section 3(a)(19) of the Act,
(d)[ ]         Investment Company registered under Section 8 of the Investment
               Company Act,
(e)[ ]         Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)[ ]         Employee Benefit Plan or Endowment Fund in accordance with Rule
               13d-1(b)(1)(ii)(F),

                               (Page 3 of 5 pages)

(g)[ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)[ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)[ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)[ ]         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c) check this box. |_|

Item 4.       Ownership.

              (a) Amount beneficially owned: 2,586,000
              (b) Percent of class: 9.97%
              (c) (i)   Sole power to vote or direct the vote:           180,000
                  (ii)  Shared power to vote or direct the vote:       2,406,000
                  (iii) Sole power to dispose or direct the disposition: 180,000
                  (iv)  Shared power to dispose or direct the
                        disposition:                                   2,406,000

               Weisbrod has the sole power to vote and dispose of 180,000 shares of Common Stock. Group beneficially owns 2,406,000 shares of Common Stock as a result of its control of Merlin funds and managed accounts. Weisbrod also beneficially owns all of the shares of Common Stock beneficially owned by each of Advisors and Group as a result of his control over such entities.

Item 5.        Ownership of Five Percent or Less or a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               See item 2(a).

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Weisbrod hereby makes the following certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               (Page 4 of 5 pages)

                                    SIGNATURE




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 5, 2001


                                                   /s/ Stuart T. Weisbrod
                                                   -----------------------------
                                                   Stuart T. Weisbrod


                               (Page 5 of 5 pages)